Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Navient Corporation:

We consent to the incorporation by reference in the following registration statements of Navient Corporation and subsidiaries (the Company):

Form	Registration Number
S-3	333-195540
S-3	333-197516
S-8	333-195539
S-8	333-195538
S-8	333-195536
S-8	333-195535
S-8	333-195533
S-8	333-195529

of our reports dated February 24, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of the Company.

/s/ KPMG LLP

McLean, Virginia

February 24, 2017